EXHIBIT 99.4

September 2, 2020

VIA EMAIL

SandRidge Permian Trust

c/o The Bank of New York Mellon Trust Co., N.A.

601 Travis Street, Floor 16

Houston, TX 77062

Attention: Sarah Newell, Vice President

RE: Contemplated Transaction between Montare Resources I, LLC (“Montare”) and SandRidge Permian Trust (the “Trust”)

Ladies and Gentlemen:

This letter is delivered as a follow-up to the e-mail response received by legal counsel to Montare on August 24, 2020 from your legal counsel with respect to an ongoing dialogue between representatives of Montare, its legal counsel, you and your legal counsel. As you know, Montare and Avalon Energy, LLC (“Avalon” or “we”) have indicated a desire to negotiate a transaction with the Trust that we believe would be in the best interest of all record and beneficial holders of Trust Common Units (“Unitholders”). We were surprised by the content of the e-mail correspondence received from your counsel on August 24, 2020 and, specifically, the following statements set forth in such correspondence:

•	“it is in the best interests of the unitholders for the trustee to follow the termination procedures set forth in the trust agreement, . . .”

•	“the sale process contemplated in the trust agreement provides more assurance of that outcome than a transaction negotiated with a single bidder is likely to provide. . . .”; and

•	“a merger process would be unlikely to be completed substantially sooner than the sale process may be.”

As the largest Unitholder, the owner of 100% of the working interest attributable to the properties on which producing wells burdened by the overriding royalty interests held by the Trust (the “Royalty Interests”) are located (the “Underlying Properties”), and the operator of the Underlying Properties, we are not in agreement with these statements. In particular, we would note that we do not believe a termination of the Trust and a related sales process is likely to be triggered any time soon by the provisions of Section 9.02(c) of the Amended and Restated Trust Agreement of the Trust (the “Trust Agreement”) given the analysis set forth below. We believe this leaves the Unitholders in an unsustainable position, where the fees and expenses of the Trust continue, with diminishing returns to the Unitholders (plus a delisting that will adversely impact the liquidity of the Trust’s Common Units (the “Units”)).

In evaluating the potential options in structuring a transaction we believe to be in the best interest of all Unitholders, we are providing below (1) an analysis of the likelihood that the Trust will be unable to make distributions totaling $5 million during any successive 4-quarter period and (2) a summary of the current state of operations with respect to the oil and gas wells located on the Underlying Properties and the production of hydrocarbons from such wells.

First, we do not foresee an event that will trigger a termination or dissolution of the Trust under its terms without action by the Trustee pursuant to its authority in the Trust Agreement in the near future. Avalon believes that, based on current and future projections of oil prices, there will be sufficient cash for the Trust to make distributions exceeding $5 million per 12-month period until March 31, 2024.

The table attached hereto as Exhibit A sets forth estimated distributions by quarter from the third quarter of 2019 to the first quarter of 2023, as forecasted by Avalon based on current projections. These estimates were prepared using the projected average NYMEX price per barrel of WTI oil during each quarter indicated above and decline curves for production (estimated on the fact that an average of five wells go off-line due to mechanical issues in any given month and are shut-in applying the “Reasonably Prudent Operator Standard” set forth in each Overriding Royalty Interest Conveyance (the “Conveyances”)). Note that hydrocarbon production has declined from approximately 2,400 barrels per day (“BOPD”) since November 1, 2018 (the date which Avalon acquired the Underlying Properties) to approximately 1,630 BOPD currently. These revenues were then adjusted for all costs, Trust expenses, and taxes (using the same methodology as used for each calculation of distributions since the Trust’s inception).

Second, as you know, the royalty trust model no longer works. It does not provide a potential for growth to the Unitholders given the fact that the Underlying Properties are no longer economical, based on current and projected oil and gas prices and the fact that we, as the operator, given our net revenue interest (“NRI”) (15.0 to 22.5% before its attributed ownership interest in the Trust) is not economically compelled to rework the wells. At present, there are approximately 650 inactive wells burdened by the Trust’s overriding royalty interest where rework is unlikely to occur.

We believe that Montare, together with Avalon, is best positioned to deliver a transaction to the Unitholders and one that provides the highest value to all Unitholders for, among others, the following reasons:

1.

We know that Montare has the necessary capital to effect a cash transaction for the Unitholders that is substantially greater than the total amount of distributions the Unitholders can be expected to receive prior to the time the Trust would dissolve pursuant to Section 9.02(c) of the Trust Agreement. No other entity that has approached Avalon or publicly approached the Trust has this capability.

2.

Montare has teamed with Avalon by entering into an agreement whereby Avalon has subject to the consummation of a transaction with the Trust, among other things, (a) Avalon has agreed to sell the Underlying Properties and all related assets to Montare, (b) granted exclusivity and an irrevocable proxy with respect to the voting of its Units to Montare, (c) agreed to support a transaction involving the Trust and Montare, and take all actions available to Avalon (including under the Trust Agreement) in connection therewith, and (d) agreed not to take any actions or fail to take any actions that would inhibit or impair such a transaction.

3.

Avalon holds a right of first refusal to purchase the assets that the Trustee proposes to sell pursuant to a sale transaction contemplated by Section 9.02 of the Trust Agreement (which could chill other potential buyers of the assets).

4.

Avalon has the right to sell a portion of the Underlying Properties, free from and unburdened by the Royalty Interests, without the consent of the Trustee or the other Unitholders (so long as the Trust receives fair value in the form of cash for the Royalty Interests having a fair value of not more than $5 million when combined with all Underlying Properties sold by Avalon during the preceding 12-month period), thus potentially complicating any alternative transaction.

5.

The Unitholders will continue to bear the significant expenses of operating the Trust as a publicly-traded company, as well as the cost of the increasing reserves being built up by the Trustee, while the Trustee is passively waiting for a possible termination event to occur.

6.

The fact that, among other items, Montare could structure a transaction so as to avoid adjustments to the purchase price for pre-closing occurrences or price changes, provide clarity to the Unitholders in terms of the amount to be received for their Units, and eliminate all liabilities of the Trust as a result of its consummation (which would have to otherwise be satisfied by the Trust before it could finally liquidate the Trust, resulting in further burdens on the value of the Trust assets to the detriment of the Unitholders).

Because of these and other reasons, we believe the Trustee’s failure to discuss a possible transaction with Montare is in no way in the best interests of the Unitholders. The positives of a transaction with Montare are clear. Montare would be willing to offer a premium over the average market value of the Units (and given the delisting of the Units, the market for Units will soon be limited). We believe that a transaction with Montare could be completed on an expedited basis before year end as Montare has the capital commitments necessary to complete the transaction.

The Trustee has contractual obligations under the Trust Agreement and has other obligations to the Unitholders, including the obligation to act prudently and in good faith in accordance with Delaware law. The Trustee has the express power under the Trust Agreement to approve transactions. This would not be outside the scope of what the Trust Agreement itself contemplates.

A potential transaction with Montare cannot and should not be dismissed by the Trustee. Please know that Avalon and Montare are each committed to moving forward with a transaction and will continue to pursue alternatives that it believes will benefit all Unitholders if the Trustee continues to act in a manner that does not recognize the value to the Holders.

Please contact the undersigned at (713) 670-6088 and spugh@avalonenergy.com or our legal counsel, Phil Whitcomb at (214)855-7556 and pwhitcomb@munsch.com, Montare via Dickie Hunter at (214) 676-4434 and Hunter@montare-resources.com or Montare’s legal counsel, Janice Sharry at (214) 651-5562 and Janice.Sharry@haynesboone.com, at your earliest convenience to address any questions or comments the Trustee may have with respect to a transaction with Montare or any other matter related to the information provided in this letter as time is of the essence.

Sincerely,

Avalon Energy, LLC

By:	/s/ Stephen C. Pugh
Stephen C. Pugh, President & CEO

Attachment

cc:	Brandon Hall
Carter Montgomery
Dickie Hunter
Phil Whitcomb
Janice Sharry

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